[redacted]

14045876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 24 2014
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Global Capital Markets Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard P Melia (212)770-8811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard P. Melia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Global Capital Markets Securities,LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

JAMES B. ROBERTS
NOTARY PUBLIC, STATE OF NEW YORK
No. 02RO6287630
Qualified in Kings County
My Commission Expires 8/26/2017

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Global Capital Markets Securities, LLC
(A wholly owned subsidiary of AIG Markets, Inc.)

Statement of Financial Condition
December 31, 2013

AIG Global Capital Markets Securities, LLC
(A wholly owned subsidiary of AIG Markets, Inc.)
Index
December 31, 2013

Page(s)

pwc

Independent Auditor's Report

To the Member of AIG Global Capital Markets Securities, LLC:

We have audited the accompanying statement of financial condition of AIG Global Capital Markets Securities, LLC (a wholly owned subsidiary of AIG Markets, Inc.), as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Global Capital Markets Securities, LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 14, 2014

AIG Global Capital Markets Securities, LLC
(A wholly owned subsidiary of AIG Markets, Inc.)
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	1,087,858
Prepaid expenses and other assets		105,073
Current and deferred income taxes		101,530
Total assets	$	1,294,461
Liabilities and Member's Capital		
Liabilities		
Account payable and accrued expenses	$	51,394
Due to affiliates		101,817
Total liabilities		153,211
Member's Capital		1,141,250
Total liabilities and member's capital	$	1,294,461

1. Business and Organization

AIG Global Capital Markets Securities, LLC (the "Company") is a wholly owned subsidiary of AIG Markets, Inc. ("Parent"), whose ultimate parent is American International Group, Inc. ("AIG"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). On March 28, 2012 the Company obtained the membership license from FINRA. The Company is an introducing broker-dealer and does not carry customer accounts. The activities of the Company are undertaken by employees of its affiliates that act in the capacity as officers, directors and registered representatives of the Company. The Company maintains "Special Account for the Exclusive Benefits of Customer." This exempts the Company from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i).

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is held on deposit at a third party bank. Interest income is earned on the account and is recognized on an accrual basis.

Due to/from Affiliates

Due to/from affiliates are comprised of balances related to transactions with the Company's affiliates which occur in the normal course of business. Such amounts are recorded net by counterparty, as appropriate. See note 4 for discussion of such transactions.

Fair Value of Financial Instruments

"Disclosures About Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management determines the fair value of its financial instruments in accordance with the fair value measurement provisions of "Fair Value Measurements." Management estimates that the fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximate fair values as they are short-term in nature and have insignificant risks of nonpayment.

3. Income Taxes

The Company has elected to be treated as a division of Parent for federal tax purposes, member of an affiliated group which is included in the filing of the consolidated federal income tax return and combined New York State and New York City tax returns with AIG. Under a written tax allocation agreement, U.S. federal taxes are allocated to the Company as if it were filing its own separate company return except that benefits for tax losses and attributes are recorded when utilized in the AIG consolidated tax return to the extent they would not have already been utilized on a separate return basis.

At December 31, 2013, the Company had a current tax receivable from its parent of $19,333, a federal deferred tax asset of $82,198 related to organizational costs, and state and local deferred tax asset of $239,194 (net of federal benefit) related to net operating losses and organizational costs reduced by a valuation allowance of $239,194. State net operating losses are due to expire in 2033. The state valuation allowance was primarily due to cumulative losses in recent years, the inability to demonstrate profits within the specific jurisdictions over the relevant carryforward periods, and the absence of a state benefits for loss provision in the tax sharing agreement.

The Company does not have any uncertain tax positions as of December 31, 2013.

4. Related Party Transactions

In the normal course of conducting business, the Company is party to various transactions with its affiliates. All revenue generated by the Company was derived from its affiliates. The following is a summary of those transactions.

- The individuals that undertake the primary activities of the broker dealer, including the Company's officers, directors and registered representatives are directly employed by affiliates of the Company. The Company incurs the direct costs of these individuals as well as additional support and administrative services they provide which includes, but not limited to, office space, data processing, communications, technology, compliance, accounting and operations services necessary to conduct the Company's businesses as a broker dealer under various Administrative Service and Expense Sharing Agreements ("ESA"). The terms of the ESA provides for an allocation of expenses by the affiliates to the Company that equates to the proportional use of the allocated employee and support services by the Company. For the year ended December 31, 2013, the Company received employee and support services under these agreements with its affiliates of $1,203,415 which is included within affiliates expenses allocation on the Statement of Operations. At December 31, 2013, $22,928 was accrued and is reflected in the due to affiliates on the Statement of Financial Condition.

- The Company earned revenue during the year ended December 31, 2013 from its affiliates of $791,646 for agency transaction and advisory services which is included in Commissions and fee income on the Statement of Operations. At December 31, 2013, the Company has no amount due to its affiliates relates to the provision of these services.

    - On July 1, 2013, the Company entered into a service agreement with AIG Asset Management (U.S.), LLC ("AMGUS"). The Company acts as a placement agent and conducts appropriate due diligence in connection with the issuance and sale of securities for private placement transactions on a best efforts basis. The Company receives a fixed fee of $37,500 each quarter for services rendered and does not receive commission or

other transaction-based compensation. During the year, the Company did not place any transactions on behalf of its client.

- On July 1, 2013, the Company entered into a service agreement with AIG. The Company acts as an agent in connection with respect to debt repurchases via open market repurchases or issuance transactions by AIG or its affiliates. The Company receive a fixed minimum fee of $131,250 each quarter. The Company earns incremental transaction fees that accumulated and are paid if the fees exceed the minimum for a given year on a transaction-by transaction basis.

Due to the above affiliate transactions, the Statements of Financial Condition, Results of Operations and Cash Flows of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

5. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires a registered broker dealer to maintain minimum net capital, as defined, of one-fifteen of aggregate indebtedness, as defined, or the minimum net capital required, whichever is greater. At December 31, 2013, the Company had net capital of $934,710, which exceeded its requirement of $10,214 by $924,496, and its ratio of aggregate indebtedness to net capital was 0:16 to 1.

6. Subsequent Event

No events have occurred subsequent to the financial statement date that would require material adjustment to or disclose in the financial statements through February 14, 2014.